BB 3/17

06005376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response......	12.00

AB 3/30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 South Figueroa Street, Suite 1275
(No. and Street)

Los Angeles, CA 90071
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rose Snyder & Jacobs
(Name – *if individual, state last, first, middle name*)

15821 Ventura Blvd., Suite 490, Encino, CA 91436
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 08 2006
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk
6/7

OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerlin Capital Group, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on

this 28th day of February, 20 06,

by William K. Doyle

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

RUBEN AVITIA
Comm. # 1365880
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires Aug. 13, 2006

(seal) Signature ____________

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
DECEMBER 31, 2005

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)

CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF COMPREHENSIVE INCOME	4
STATEMENT OF CHANGES IN MEMBERS' EQUITY	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7-9
SUPPLEMENTARY SCHEDULE	
Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	10-11

ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Kerlin Capital Group, LLC

We have audited the accompanying statement of financial condition of Kerlin Capital Group, LLC (a California limited liability company) as of December 31, 2005, and the related statements of operations, comprehensive income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerlin Capital Group, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rose. Snyder & Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

January 25, 2006

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS		
Cash	$	95,811
Accounts receivable, net of allowance for doubtful accounts of $0		171
Investments in equity securities at market value, note 2		257
Investment in private company, note 2		50,000
TOTAL CURRENT ASSETS		146,239
PROPERTY AND EQUIPMENT, at cost		
Computer equipment		76,053
Office furniture and equipment		142,599
		218,652
Less accumulated depreciation and amortization		212,612
NET PROPERTY AND EQUIPMENT		6,040
OTHER ASSETS		
Deposits		9,264
TOTAL ASSETS	$	161,543

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	22,862
COMMITMENTS AND CONTINGENCIES, note 3		
MEMBERS' EQUITY		138,681
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	161,543

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE, note 5	
Advisory fees	$ 1,379,392
Retainer fees	298,000
Other	666
TOTAL REVENUE	1,678,058
EXPENSES	
Employee compensation and benefits	752,810
Travel and entertainment	37,495
Communications	18,285
Occupancy	76,554
Recruiting	40,060
Interest and bank charges	567
Taxes	10,657
Depreciation and amortization	7,219
Other operating expenses	100,193
TOTAL OPERATING EXPENSES	1,043,840
NET INCOME	$ 634,218

See independent auditors' report and notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

NET INCOME	$ 634,218
OTHER COMPREHENSIVE INCOME (LOSS)	
Unrealized loss on investments	(7,408)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(7,408)
COMPREHENSIVE INCOME	$ 626,810

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Unrealized gain (loss) on investments	Members' equity	Total
Balance at January 1, 2005	$ 1,958	$ 189,913	$ 191,871
Net income	-	634,218	634,218
Other comprehensive loss	(7,408)	-	(7,408)
Contributions from members	-	300,000	300,000
Distributions to members	-	(980,000)	(980,000)
Balance at December 31, 2005	$ (5,450)	$ 144,131	$ 138,681

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	634,218
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		7,219
Changes in assets - (increase):		
Accounts receivable		86,083
Deposits		(3,006)
Changes in liabilities - increase:		
Accounts payable and accrued expenses		15,650
NET CASH PROVIDED BY OPERATING ACTIVITIES		740,164
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payment for investment in private company		(50,000)
Purchases of property and equipment		(4,238)
NET CASH USED IN INVESTING ACTIVITIES		(54,238)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from members		300,000
Distributions to members		(980,000)
NET CASH USED IN FINANCING ACTIVITIES		(680,000)
NET INCREASE IN CASH		5,926
CASH, BEGINNING OF YEAR		89,885
CASH, END OF YEAR	$	95,811
Supplementary disclosure:		
Franchise state taxes paid in cash	$	800

See independent auditors' report and
notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kerlin Capital Group, LLC (the "Company") is a "mergers and acquisitions type" NASD broker/dealer that provides investment banking services to corporate clients within the United States. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts and has no inventory of marketable securities.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed over the estimated lives of the assets, three to five years, using accelerated methods.

Accounts receivables

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes the Company's accounts receivable are all collectible.

Investments

The Company accounts for its investments in accordance with Statements of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". The Company's investments include marketable equity securities, which are classified as available for sale as defined by SFAS No. 115. Pursuant to SFAS No. 115, such investments are stated at market value and unrealized gains are reflected in the members' equity. Market value of marketable securities is based on bid prices published in financial newspapers. The specific identification cost method is used to calculate realized gains and losses. The Company's investment also includes investment in a private company recorded at cost, which approximates fair value as determined by management in good faith.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income.

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met.

Cash Flows

For the purposes of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

See independent auditors' report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the useful lives of property and equipment and the allowance for doubtful accounts. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements

Fair Value of Financial Instruments

The Company's financial instruments, including accounts receivable, employee advances, accounts payable and accrued expenses are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

2. INVESTMENTS

Investments in Securities

At December 31, 2005, investments are comprised of the following:

	Cost	Market Value	Unrealized Gain (loss)
Common stock in Curative Health Services, Inc.	$ 5,707	$ 257	$ (5,450)

There was no sale of investment during the year ended December 31, 2005.

Investment in Private Company

During the year ended December 31, 2005, the Company made an investment in a private company. The investment for which quotation is not readily available is recorded at cost, which management determined in good faith to approximate fair market value. Because of the uncertainty of valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the security existed.

3. COMMITMENTS AND CONTINGENCIES

Operating Leases

The following has no future minimum rental payments required in excess of one year.

Total rent expense for the year ended December 31, 2005, with respect to its office space and a car totaled $92,096. The Company is also responsible for certain operating expenses for the office space.

4. PENSION AND PROFIT-SHARING PLAN

In 2005, The Company adopted a discretionary 401(k) profit-sharing plan covering substantially all of its employees. The Company recorded a contribution of $16,162 for the year 2005, which will be paid in February 2006.

See independent auditors' report.

5. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company was required to maintain a net capital of not less than $5,000 at December 31, 2005. The net capital of the Company at December 31, 2005 amounted to $72,626.

6. MAJOR CLIENTS

During the year ended December 31, 2005, the Company generated approximately 83% of its revenue from two clients.

SUPPLEMENTARY SCHEDULE

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL		
Total stockholders' equity	$	138,681
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		138,681
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income tax payable		-
Total capital and allowable subordinated borrowings		138,681
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		-
Exchange memberships		-
Furniture, equipment, and leasehold improvements, net		6,040
Other assets		59,692
		65,732
Additional charges for customers' and noncustomers' security accounts		-
Additional charges for customers' and noncustomers' commodity accounts		-
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/proprietary capital charges		-
Other deductions and/or charges		-
Net capital before haircuts on securities positions (tentative net capital)		72,949
Haircuts on securities		
Contractual securities commitments		-
Securities collateralizing secured demand notes		-
Trading and investment securities		-
Bankers' acceptances, certificates of deposit, and commercial paper		-
U.S. and Canadian government obligations		-
State and municipal government obligations		-
Corporate obligations		-
Stocks and warrants		-
Options		-
Other securities		323
Undue concentrations		-
Net Capital	$	72,626

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2005

Aggregate indebtedness	$	-
Items included in statement of financial condition:		
Short-term bank loans (secured by customer's securities)		-
Drafts payable		-
Payable to brokers and dealers		-
Payable to clearing broker		-
Payable to customers		6,700
Other accounts payable and accrued expenses		16,162
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	22,862
Computation of basic net capital requirement		
Minimum net capital required:		
Company		5,000
Broker-dealer subsidiary		-
Total	$	5,000
Excess net capital at 1,500 percent	$	67,626
Excess net capital at 1,000 percent	$	70,340
Ratio: Aggregate indebtedness to net capital		0.31 to 1

Reconciliation with Company's computation:

A reconciliation is not included as there was no material difference from the Company's computation.

See independent auditors' report and
notes to financial statements.

ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Kerlin Capital Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Kerlin Capital Group, LLC (a California limited liability company) for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13;
- Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rose. Snyder. Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

January 25, 2006